PerVista, Inc
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

PerVista, Inc

Financial Statements

Years Ended December 31, 2024 and 2023

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
PerVista, Inc.

I have reviewed the accompanying financial statements of PerVista, Inc., which comprise the Balance Sheet as of December 31, 2024, the Related Statements of Income, Changes in Stockholders' Equity, Cash Flows for the period from1st Jan, 2024 to December 31,2024 and the Related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Monday, February 24, 2025

PerVista, Inc

Balance Sheet (Unaudited)

	As on December 31, 2024		As on December 31, 2023	
Assets				
Current assets:				
Cash and cash equivalents		312		310
Accounts Receivables		5		-
Total current assets	$	**317**	$	**310**
Deferred Tax		32,916		-
	$	**32,916**	$	**-**
Fixed assets:				
Office Furniture		10,080		10,080
Office Equipment		6,000		-
Computers & Laptops		1,746		-
PerVista AI		99,000		84,000
Total Fixed Asset	$	**116,826**	$	**94,080**
Less : Accumulated Depreciation/Amortization		(9,019)		(504)
Net Property, Plant and Equipment	$	**107,807**	$	**93,576**
Total Assets	$	**141,040**	$	**93,886**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts Payables		118,998		125,998
Total current liabilities	$	**118,998**	$	**125,998**
Total Liabilities	$	**118,998**	$	**125,998**
Stockholders' Fund				
Common stock/Capital		-		-
Additional Paid in Capital		101,660		-
Retained Earnings		(32,112)		-
Add : Adjustment to Retained Earnings		9,393		
Add: Net Profit/(Loss)		(56,899)		(32,112)
Total Stockholders' Fund/(Deficit)	$	**22,042**	$	**(32,112)**
Total liabilities and stockholders' Fund/(Deficit)	$	**141,040**	$	**93,886**

See accompanying notes to financial statements

PerVista, Inc

Statement of Operation (Unaudited)

	For the year Ended December 31,			
		2024		2023
Revenue		80,140		-
Total Revenue	$	**80,140**	$	**-**
Costs of Sales		38,403		10,682
Gross Profit	$	**41,737**	$	**(10,682)**
Expenses:				
Advertising & Promotion		16,337		6,450
Depreciation & Amortization		8,515		504
Donation		220		
Dues & Subscriptions		2,072		
Employee Expenses		63,855		14,476
Insurance		350		
Legal and Professional Expenses		14,213		
License & Taxes		449		-
Meals and Entertainment		1,044		
Office Expenses		5,711		
Officer's Compensation		1,000		
Prior Period Adjustment		10		-
Rent/Lease		2,904		
Repairs and Maintenance		1,605		
Travel Expenses		3,840		
Telephone & Internet		343		
Total operating expenses	$	**122,468**	$	**21,430**
Operating Profit/(loss)	$	(80,731)	$	(32,112)
Other Income/(Expense)				
Interest expense		(176)		-
Other Income		484		-
Net Profit/(loss) Before Tax	$	**(80,422)**	$	**(32,112)**
Deferred Tax Income		23,523		-
Net Profit/(loss) After Tax	$	**(56,899)**	$	**(32,112)**

See accompanying notes to financial statements

PerVista, Inc

Statements of Cash Flows (Unaudited)

	For Year Ended December 31, 2024	For Year Ended December 31, 2023
Operating activities		
Net Income/(Loss)	(56,899)	(32,112)
Add : Depreciation	8,515	504
Less : Deferred Tax Income	(23,523)	-
(Increase)/Decrease Accounts Receivables	(5)	-
Increase/(Decrease) in trades payables	(7,000)	125,998
Net cash Generated/(used) by operating activities	**(78,912)**	**94,390**
Investing activities		
Increase in Fixed Assets	(22,746)	(94,080)
Net cash used in investing activities	**(22,746)**	**(94,080)**
Financing activities		
Additional Share Capital	101,660	-
Net cash from financing activities	**101,660**	**-**
Net (decrease)/increase in cash and cash equivalents	2	310
Cash and cash equivalents at beginning of year	310	-
Cash and cash equivalents at end of year	**$ 312**	**$ 310**

See accompanying notes to financial statements

PerVista, Inc

Statements of Changes in Stockholders' Fund (Unaudited)

	Common Stock/ Members Capital	Additional paid in Capital	Retained Earnings/(Deficit)	Total Shareholder Fund/Deficit
Balance at December 31, 2022	-		-	-
Common stock issued			-	-
Preferred stock issued	-		-	-
Less: Net Loss	-		-	-
Balance at December 31, 2023	-	-	**(32,112)**	(32,112)
Common stock/Capital	-			-
Additional Paid in Capital		101,660		101,660
Add : Adjustment for Deferred Tax			9,393	9,393
Add: Net Profit/(Loss)			(80,422)	(80,422)
Balance at December 31, 2024	-	**101,660**	**(103,142)**	**(1,482)**

See accompanying notes to financial statements

PerVista, Inc

Property, Plant and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2023	Depreciation & Amortization for the year	As on 31st Dec 2024	
1	Office Furniture	1	60	SLM	1-Oct-23	10,080	504	2,016	2,520	7,560
2	Office Equipment	1	60	SLM	1-Jan-24	6,000	-	1,200	1,200	4,800
3	Computers & Laptops	1	60	SLM	1-Jan-24	1,746	-	349	349	1,397
4	PerVista AI	1	60	SLM	1-Oct-24	99,000	-	4,950	4,950	94,050
TOTAL						**116,826**	**504**	**8,515**	**9,019**	**107,807**

See accompanying notes to financial statements

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
PerVista, Inc. (“the Company”) was formed in Delaware on October 26th, 2023. The Company plans to earn revenue through SAAS subscriptions for a platform that leverages AI to analyze video streams in real-time to detect firearms. The Company’s headquarters is in Oxon Hill, MD. The Company’s customers will be located in the United States.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property, Plant and Equipment
Property, Plant and Equipment are recorded at cost. Depreciation is computed using a straight-line Full- month convention method over the estimated useful lives of the assets. Life of the asset is estimated as 5Years/60months for Office Equipment, Office Furniture and Computer

Repairs and maintenance performed on equipment or software are expensed as incurred.

Intangible Asset (Software PerVista AI) was developed in house and put to commercial use with effect from 1st October'2024. The amortization period is considered as 5 years for the this Software. There has been no indication for Impairment of Intangible asset.

Cash and Cash Equivalents
Cash equivalents consist primarily Cash at bank, short-term investments in overnight money market funds.

Accounting Method
The Company’s financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
Mr. Vennard Wright is designated as President, Secretary & Treasurer, holds 91.6% of ownership in the Company.

An amount of $ 1000 was paid to him towards officer's compensation during the year 2024.

Wave Welcome LLC. is the Related Party of the Company as Vennard Wright is common Majority Shareholder in the Company as well as in Wave Welcome LLC.

Wave welcome LLC. has paid for the expenditure on behalf of the Company in the year 2023 and 2024, majority of expenditure was relating to software development (PerVista AI). The outstanding amount has been classified as accounts payable.

The amount payable to Wave Welcome LLC is $118,998 as on December 31st, 2024 & $ 125,998 as on 31st December 2023 . The outstanding amount does not accrue interest and is due on demand.

3. Income Tax

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes. The Future enacted tax rate for Federal is considered 21%, State of Maryland and local Taxes is 8.25%.

In 2023 the Deferred Tax was not account for considering the uncertainty for recovery of the NOL, as the company has started generating Revenue in 2024 we have made the adjustment for Deferred Tax related to NOL of 2023 in the retained Earnings whereas for 2024 NOL the deferred tax has been calculated and provided for.

Following is the detail of tax asset:

Tax Year	Tax benefit - Corporate	Tax benefit - State	Total
Previous Year	6,744	2,649	9,393
Current Year	16,889	6,635	23,523
Deferred Tax Asset	23,632	9,284	32,916

4. Commitments and Contingencies
There are no reportable contingent liability against the company as on the date of issuance of financial statement i.e. 24th Feb, 2025.

5. Subsequent Events
Management has evaluated subsequent events through Feb 24, 2025, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.